SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET REVENUE OF R$17.3 BILLION IN 2013, WITH STEEL SALES OF MORE THAN 6.1 MILLION TONNES.

São Paulo, February 28, 2014.

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the fourth quarter (4Q13) and the full year of 2013, which are presented in Brazilian Reais and in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments herein refer to the Company’s consolidated results and comparisons refer to the third quarter of 2013 (3Q13) and full year of 2012, unless otherwise stated. On December 31, 2013, the Real/US Dollar exchange rate was R$2.343.

•         Net revenue totaled a record R$17.3 billion in 2013, 14% up on the previous year. Fourth-quarter net revenue increased by 6% over 3Q13 to R$4.9 billion, another new record.

•         Annual net revenue from steel operations totaled R$12.4 billion in 2013, also a record, 15% up on 2012;

•         Total annual steel sales amounted to 6.1 million tonnes, while domestic sales totaled 4.7 million tonnes,  5% and 3% up on 2012, respectively, and also new records;

•         Fourth-quarter net revenue from mining operations came to R$1.9 billion, 17% more than in the previous three months.

•         Iron ore sales volume totaled 7.8 million tonnes in 4Q13, 2% higher than in 3Q13, while iron ore shipped through Tecar, in the Port of Itaguaí, reached a record 8.9 million tonnes, 8% up in the same period;

•         Adjusted EBITDA amounted to R$1.8 billion in 4Q13, 6% up on the R$1.7 billion posted in 3Q13, primarily fueled by the mining segment;

•        The consolidated EBITDA margin reached 32% in 4Q13, the highest quarterly figure since 4Q11;

•         CSN and Namisa adhered to the Tax Settlement Program (REFIS), which impacted the consolidated result by R$937 million. Excluding this effect, CSN would have recorded consolidated net income of R$450 million in 4Q13;

•         CSN closed the fourth quarter with cash and cash equivalents of R$13.1 billion.

Executive Summary

Highlights	3Q13	4Q13	2012	2013	4Q13 x 3Q13	2013 x 2012
					(Change)	(Change)
Consolidated Net Revenue (R$ MM)	4,661	4,949	15,229	17,312	6%	14%
Consolidated Gross Profit (R$ MM)	1,402	1,657	3,970	4,890	18%	23%
Adjusted EBITDA (R$ MM)	1,652	1,756	4,532	5,404	6%	19%
Total Sales (thousand t)
Steel	1,531	1,448	5,829	6,117	5%	5%
Domestic Market	77%	74%	77%	76%	-3 p.p.	1 p.p.
Overseas Subsidiaries	20%	23%	20%	21%	3 p.p.	1 p.p.
Export	3%	3%	3%	3%	0 p.p.	0 p.p.
Iron Ore	7,679	7,807	25,775	25,667	2%	0%
Domestic Market	1%	1%	2%	1%	0 p.p.	-1 p.p.
Export	99%	99%	98%	99%	0 p.p.	1 p.p.
Adjusted Net Debt (R$ MM)	17,774	15,736	15,707	15,736	-11%	0%
Adjusted Cash Position	14,368	13,057	14,445	13,057	-9%	-10%
Net Debt / Adjusted EBITDA	3.65x	2.91x	3.47x	2.91x	-0.74x	-0.56x

At the close of 2013

•     BM&FBovespa (CSNA3): R$14.38/share

•     NYSE (SID): US$6.20/ADR (1 ADR = 1 share)

•     Total no. of shares = 1,457,970,108

•     Market Cap: BM&FBovespa R$21.0 billion - NYSE US$9.0 billion

Investor Relations Team

•   IR Executive Officer: David Salama (11) 3049-7588

•   Manager: Claudio Pontes - (11) 3049-7592

•   Specialist: Ana Rayes - (11) 3049-7585

•   Specialist: Fernando Schneider – (11) 3049-7526

•   Senior Analyst: Leonardo Goes – (11) 3049-7593

invrel@csn.com.br

1

Economic Scenario

The outlook for the global economy is one of an increase in the pace of growth, mainly due to the recovery of the developed nations, favored by the monetary stimuli. The IMF expects GDP growth of 3.7% this year and 3.9% in 2015, versus an estimated 3.0% in 2013.

Demand moved up in the advanced economies in the second half of 2013, while the improvement in activity in the emerging markets was mainly due to the recovery of exports. After reaching 55.5 points in October, its highest level for 32 months, the global Purchasing Managers Index (PMI) closed December at 54.0 points, giving 15 consecutive months of expansion.

USA

The U.S. activity indicators disclosed at the end of 2013 were grounds for celebration. Preliminary figures from the Department of Commerce point to annualized GDP growth of 3.2% in 4Q13, fueled by the increase in household consumption, exports and investments. For the year as a whole, the estimate is 1.9%.

December’s manufacturing PMI recorded 55.0 points, the highest level in the last 11 months, while industrial production moved up by 0.3%, giving annual growth of 3.7%. Installed capacity use closed the year at 79.2%, higher than the 77.8% recorded at the end of 2012, while unemployment fell from 7.9% to 6.7% in the same period.

With the agreement between the government and the opposition at the beginning of 2014, the Congressional impasse over the federal budget finally came to an end, avoiding any further suspensions of government business and the negative economic consequences.

Given the improved scenario, the FED announced a gradual reduction in the monetary stimuli as of January 2014, with low interest rates for a longer period due to uncertainties regarding the impact of the reduction in the stimuli on economic activity. As a result, the FED expects GDP growth of between 2.8% and 3.2% in 2014.

Europe

The economic recovery in the Eurozone remained modest. Annualized GDP growth in 4Q13 inched up by 0.3% over the previous quarter, with Germany, France and Italy recording 0.4%, 0.3% and 0.1%, respectively. In the year as a whole, the region’s GDP grew by 0.4% over 2012.

The Eurozone’s compound PMI reached 52.1 points in December, the second-largest figure in the last two and a half years. Industry continued to lead the recovery, with a substantial upturn in the export segment, while services posted more modest growth, reflecting the fragility of certain economies where unemployment remained high. Greece recorded unemployment of 27.8% in November, the region’s highest figure, followed by Spain, with 25.8% in December.

Given this scenario, the European Central Bank reduced interest rates to 0.25% p.a., their lowest ever level. The ECB estimates Eurozone growth of 1.1% in 2014 and 1.5% in 2015.

The UK economy has been recording growth in recent quarters. GDP moved up by 0.7% over the previous quarter in 4Q13 and by 1.9% in the year as a whole, pushed by services and construction. Industrial production also recorded an improvement, increasing by 1.8%. The manufacturing PMI averaged 57.2 points in the fourth quarter, the highest since 1Q11. The GDP growth consensus for 2014, reported by the UK Treasury, is 2.6%.

Asia

Amid fears of a slowdown in activity, the Chinese economy maintained its growth pace in 2013, with GDP posting an expansion of 7.7%, identical to last year’s figure and above the 7.5% target. The government incentives proved to be highly successful, with growth being driven mainly by investments in fixed assets, which increased by 17.6% in the year. December’s manufacturing PMI stood at 50.5 points, expanding for the fifth consecutive month, while industrial production in the same month moved up 9.7% year-on-year. The IMF estimates Chinese GDP growth of 7.5% in 2014.

2

On the structural front, in 2013 the country initiated a series of reforms which may influence the course of the economy in the long term. The goals include the reorganization of the government structure, fiscal responsibility, reform of the financial sector and market competitiveness, among others.

In Japan, the measures to stimulate economic activity and combat inflation appear to be working and the country’s economy is undergoing moderate expansion. The consumer price index recorded an upturn of 0.4% in 2013, the first in five years, while GDP increased by 1.6%, pushed by domestic demand. Given this scenario, the BoJ (Bank of Japan) maintained the so-called “Abenomics” program, which consists of monetary easing, with bond buybacks, maintaining the benchmark interest rate at between 0% and 0.1% p.a. The Monetary Policy Committee estimates Japanese GDP growth of 1.4% in 2014 and 1.5% in 2015.

Brazil

Third-quarter GDP posted growth of 2.2% over the same period last year, primarily reflecting the 7.3% upturn in gross fixed capital formation. In the 12 months through September, year-on-year growth came to 2.4%. The Central Bank’s FOCUS report expects GDP growth of 2.3% in 2013 and 1.67% in 2014.

Industrial production in December fell by 2.3% over December 2012, while annual output increased by 1.2%, led by vehicles, whose production grew by 9.9% according to ANFAVEA. Installed Capacity Use (NUCI), calculated by the FGV, reached 84.3% in December 2013, flat over the same month the year before.

Inflation measured by the IPCA (expanded consumer price index) stood at 5.91% in 2013, above the mid-point of the inflationary target defined by the Monetary Policy Committee (COPOM). As a result, the COPOM raised the Selic benchmark interest rate for the sixth consecutive time at its last meeting in 2013, so that it closed the year at 10.0%. Subsequently, in January 2014, the Committee introduced yet another hike, this time to 10.5% p.a. For 2014, mean projections are pointing to inflation of 5.98% and an end-of-year Selic of 11.25%.

According to the Monthly Employment Survey, published by the IBGE, unemployment closed 2013 at 4.3%, 0.3 p.p. down on November and its lowest ever figure. The annual average was 5.4%, slightly lower than the 2012 average.

In 2013, the real suffered a strong devaluation against the U.S. dollar, especially in the second half, due to the uncertainties associated with the normalization of U.S. monetary policy. The dollar closed the year at R$2.34, 14.6% up in the year.

The trade balance narrowed from US$19.4 billion in 2012 to US$2.5 billion in December 2013, a decline of 86.8% and the worst result since 2000, while foreign reserves totaled US$375.8 billion, US$2.8 billion less than at the end of 2012. On the fiscal front, the 2013 primary surplus of R$91.3 billion, equivalent to 1.9% of GDP, was the lowest since November 2002.

Macroeconomic Projections

	2014	2015
IPCA (%)	5.98	5.70
Commercial dollar (final) – R$	2.50	2.55
SELIC (final - %)	11.25	12.00
GDP (%)	1.67	2.00
Industrial Production (%)	1.87	3.00

                     Source: FOCUS BACEN                   Base: February 21, 2014

3

Adoption of IFRS 10/11

As of January 1, 2013, the Company adopted IFRS 10 – Consolidated Financial Statements, corresponding to CPC 36 (R3) – Demonstrações Financeiras Consolidadas, approved by the CVM in December 2012, and IFRS 11 – Joint Arrangements, corresponding to CPC 19 (R2) - Negócios em Conjunto, approved by the CVM in November 2012. Given that the proportional consolidation method is no longer permitted, the Company has ceased to consolidate its jointly-owned subsidiaries, Namisa, MRS Logística and CBSI, and now recognizes them in accordance with the equity accounting method. The main impacts were on net revenue, cost of goods sold, gross profit, the financial result, the equity result and net income. For comparison purposes, the consolidated financial statements for 2012 were reclassified to reflect this alteration.

In addition, due to the partial spin-off of Transnordestina Logística S/A on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement, the Company ceased to consolidate Transnordestina Logística S/A and began recognizing it in accordance with the equity accounting method.

Net Revenue

Net revenue totaled a record R$17,312 million in 2013, 14% up on 2012, chiefly due to increased revenue from steel and mining operations.

Fourth-quarter net revenue came to R$4,949 million, 6% more than in 3Q13 and also a new record, basically due to increased revenue from mining operations.

Cost of Goods Sold (COGS)

Annual COGS totaled R$12,423 million in 2013, 10% up on 2012, chiefly due to higher steel sales volume and increased steel production costs.

Fourth-quarter COGS came to R$3,292 million, in line with 3Q13.

Gross Profit

Annual gross profit amounted to R$4,890 million, 23% up on 2012, due to the factors mentioned above.

Fourth quarter gross profit came to R$1,657 million, 18% higher than in 3Q13 thanks to the upturn in net revenue.

Selling, General, Administrative and Other Operating Expenses

SG&A expenses totaled R$1,360 million in 2013, 10% up on 2012, reflecting the Company’s stronger sales efforts.

Fourth-quarter SG&A expenses totaled R$355 million, 13% more than in 3Q13, chiefly due to the non-recurring effect from administrative provisions.

In 2013, Other Operating Revenue/Expenses amounted to R$568 million, 79% down on the year before, particularly due to the non-recurring impact in 2012 of the reclassification of accrued losses from investments in financial instruments classified as available for sale.

In 4Q13, Other Operating Revenue/Expenses came to R$196 million, 48% more than in 3Q13, basically due to the partial non-recurring effect of R$130 million from the Company’s adherence to the Income Tax Settlement Program (REFIS) on net income of the Company’s foreign subsidiaries.

4

EBITD

EMBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses).

Adjusted EBITDA considers the Company’s proportional interest in Namisa, MRS Logística and CBSI and is on a comparable basis with the amounts published in 2012.

Adjusted EBITDA totaled R$5,404 million in 2013, 19% more than in 2012, fueled by the contribution from mining and steel operations. The adjusted EBITDA margin came to 28%, up by 1 p.p.

Fourth-quarter adjusted EBITDA came to R$1,756 million, 6% up on the previous quarter, primarily due to the mining segment, accompanied by an adjusted EBITDA margin of 32%, 1 p.p. more than in 3Q13.

A

Financial Result and Net Debt

The 2013 net financial result was negative by R$2,512 million, chiefly due to the following factors:

•         Interest on loans and financing totaling R$2,255 million;

•         Expenses of R$277 million in interest on debits related to Tax Settlement Program (REFIS);

•         Expenses of R$72 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$136 million.

These negative effects were partially offset by consolidated financial revenue of R$172 million and monetary and foreign exchange variations of R$56 million.

In 4Q13, CSN’s consolidated net financial result was negative by R$929 million, mainly the result of the following factors:

•         Interest on loans and financing totaling R$638 million

•         Expenses of R$277 million in interest on debits related to the Tax Settlement Program (REFIS);

•         Expenses of R$19 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$26 million.

These negative effects were partially offset by consolidated financial revenue of R$15 million and monetary and foreign exchange variations of R$16 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the above-mentioned partial spin-off of Transnordestina Logística S/A.

On December 31, 2013, consolidated net debt totaled R$15.7 billion, a substantial R$2.1 billion reduction over the R$17.8 billion posted on September 30, 2013, chiefly due to the consolidation cease, by the end-of-December 2013, of Transnordestina Logística S/A’s net debt, totaling R$3.0 billion and 4Q13 adjusted EBITDA of R$1.8 billion. The reduction was partially offset by the following factors:

•         Payment of dividends and interest on equity totaling R$0.5 billion;

•         Investments of R$0.9 billion in fixed assets;

•         A R$0.6 billion effect related to the cost of debt;

•         A R$0.2 billion effect from adherence to the Tax Settlement Program (REFIS);

•         A R$0.1 billion increase in working capital.

•         Other Effects of R$0.4 billion.

The net debt/EBITDA ratio based on LTM adjusted EBITDA closed the fourth quarter at 2.91x, 0.74x down on the ratio recorded at the end of the previous quarter.

5

Equity Result

The consolidated equity result totaled R$158 million in 2013, basically due to the positive result of the jointly-controlled subsidiary Namisa.

In the fourth quarter, the equity result was a loss of R$350 million, primarily due to the participation of the jointly-controlled subsidiary Namisa in the REFIS program, which had an impact of R$534 million proportional to our interest in this subsidiary.

Net Income

CSN posted consolidated net income of R$534 million in 2013, R$1.0 billion more than in 2012, due to the upturn in gross profit and the non-recurring effects mentioned above.

In the fourth quarter, the Company recorded a net loss of R$487 million, primarily due to the decision to participate in the REFIS program, which generated an impact of R$403 million on CSN’s net results, and the negative equity pick-up. Excluding the REFIS effect, the Company would have posted 4Q13 net income of R$450 million.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

CSN invested R$2,827 million in 2013, R$1,659 million of which in the parent company, allocated as follows:

✓  Casa de Pedra mine and Port of Itaguaí: R$638 million;

✓  Long steel: R$351 million;

✓  Expansion of cement production capacity: R$239 million.

The remaining R$1,168 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina: R$667 million;

✓  MRS: R$247 million;

✓  Container terminal - Tecon: R$115 million;

✓  Namisa: R$40 million.

CSN invested R$874 million in 4Q13, R$610 million of which in the parent company, as follows:

6

✓  Casa de Pedra mine and Port of Itaguaí: R$222 million;

✓  Expansion of cement production capacity: R$216 million;

✓  Long steel: R$36 million.

The remaining R$264 million went to subsidiaries or joint subsidiaries, mostly in the following projects:

✓  Transnordestina: R$118 million;

✓  MRS: R$72 million;

✓  Container terminal - Tecon: R$39 million;

✓  Namisa: R$13 million.

The Company ceased to consolidate its investment in Transnordestina Logística S/A, due to the  partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

Working Capital

Working capital allocated to the Company’s businesses closed 2013 at R$2,535 million, R$80 million up on the R$2,455 million recorded in September 2013, chiefly due to the reduction in the suppliers line. The average supplier payment period narrowed by five days, offset by the reduction of three days in the inventory turnover period and two days in the average receivables period.

Compared to the close of 2012, working capital increased by R$886 million, chiefly due to the decrease in the suppliers line. In this period, the average supplier payment period, the average inventory turnover period and the average receivables period narrowed by thirty-six, fourteen and two days, respectively.

WORKING CAPITAL (R$ MM)	4Q12	3Q13	4Q13	Change 4Q13 x 3Q13	Change 4Q13 x 4Q12
Assets	4,040	4,007	3,951	(56)	(89)
Accounts Receivable	1,646	1,740	1,734	(6)	88
Inventory (*)	2,388	2,229	2,163	(66)	(225)
Advances to Taxes	6	39	54	15	48
Liabilities	2,392	1,553	1,415	(138)	(977)
Suppliers	1,892	1,020	881	(139)	(1,011)
Salaries and Social Contribution	185	240	209	(31)	24
Taxes Payable	273	263	297	34	24
Advances from Clients	41	29	28	(1)	(13)
Working Capital	1,649	2,455	2,535	80	886

TURNOVER RATIO	4Q12	3Q13	4Q13	Change 4Q13 x 3Q13	Change 4Q13 x 4Q12
Receivables	32	32	30	(2)	(2)
Supplier Payment	62	31	26	(5)	(36)
Inventory Turnover	78	67	64	(3)	(14)
Cash Conversion Cycle	48	68	68	-	20
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

7

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments.

Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI and are on a comparable basis with the amounts published in 2012.

Due to the partial spin-off of Transnordestina Logística S/A on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement, the Company ceased to consolidate Transnordestina Logística S/A and began recognizing it in accordance with the equity accounting method.

8

Results by Segment
R$ million								2013
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	12,393	5,297	195	1,074	212	416	(2,274)	17,312
Domestic Market	9,696	680	195	1,074	212	416	(1,025)	11,247
Foreign Market	2,697	4,617					(1,249)	6,065
Cost of Goods Sold	(9,962)	(2,829)	(97)	(708)	(161)	(277)	1,612	(12,423)
Gross Profit	2,431	2,468	97	366	50	139	(662)	4,890
Selling, General and Administrative Expenses	(739)	(69)	(23)	(100)	(20)	(68)	(341)	(1,360)
Depreciation	761	220	7	141	17	31	(83)	1,094
Proportional EBITDA of Jointly Controlled Companies							781	781
Adjusted EBITDA	2,454	2,618	82	406	47	101	(304)	5,404

R$ million								2012
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	10,802	4,486	152	1,067	229	388	(1,894)	15,229
Domestic Market	8,478	713	152	1,067	229	388	(575)	10,452
Foreign Market	2,324	3,772					(1,319)	4,777
Cost of Goods Sold	(8,868)	(2,450)	(83)	(730)	(153)	(286)	1,311	(11,259)
Gross Profit	1,934	2,036	69	337	76	101	(583)	3,970
Selling, General and Administrative Expenses	(617)	(59)	(20)	(95)	(22)	(68)	(359)	(1,241)
Depreciation	751	190	7	139	17	27	(45)	1,086
Proportional EBITDA of Jointly Controlled Companies							718	718
Adjusted EBITDA	2,068	2,166	55	381	71	60	(270)	4,532

Steel

Scenario

According to the World Steel Association (WSA) global crude steel production totaled 1.6 billion tonnes in 2013, 3.5% higher than in 2012, with China, responsible for 779 million tonnes, recording growth of 7.5%. Existing global capacity use moved up by 1.9% over the year before to 78.1%.

The WSA expects global apparent steel consumption to grow by 3.3% in 2014, with apparent consumption in China moving up by 6%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 34.2 million tonnes in 2013, 1% less than in 2012, while rolled flat output totaled 26.3 million tonnes, up by 2%.

Apparent domestic steel product consumption came to 26.2 million tonnes, 4% more than in 2012, while domestic sales moved up by 5% to 22.8 million tonnes. Imports came to 3.7 million tonnes, down by 2%, while exports dropped by 17% to 8.1 million tonnes.

The IABr estimates domestic sales of 23.7 million tonnes in 2014, with apparent consumption of 27.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), vehicle production totaled 3.74 million units in 2013, 9.9% up on 2012 and a new annual record. Fourth-quarter output totaled 850,000 units, 15% down on the previous three months.

On the other hand, annual sales of 3.77 million units recorded their first reduction in ten years, edging down by 0.9% over 2012, while exports jumped by 27% to 563,000 units, also a new record.

At the close of 2013, the federal government decided to gradually reimpose IPI tax (federal VAT) on vehicles between January and July 2014.

ANFAVEA expects vehicle production growth of 0.7% in 2014, while FENABRAVE (the Vehicle Distributors’ Association) believes sales will remain flat over 2013.

9

Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), domestic sales of building materials in 2013 increased by 3% over 2012 and the association expects further growth of 4.5% in 2014.

According to Sinduscon (the São Paulo State Builders’ Association), production of building materials should grow by 2.6% in 2013 and 3.6% in 2014.

SECOVI (the Residential Builders’ Association) recorded 58,000 real estate launches in the São Paulo metropolitan region in 2013, 3% up on 2012.

Home Appliances

According to the IBGE, home appliance sales in 2013 through November 2013 fell by 3.57% over the same period in 2012.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 1.2 million tonnes in 4Q13, 7.3% more than in 3Q13, and 4.5 million tonnes in 2013, 4.3% up on 2012. In 2014, the association estimates that flat steel sales by distributors will grow by 4%.

In 4Q13, purchases by the associated network came to 1.1 million tonnes, 1.1% more than in 3Q13. Inventories closed the quarter at 1.0 million tonnes, 6.6% down on the previous quarter, representing three months of sales.

Sales Volume

CSN sold a record 6.1 million tonnes of steel in 2013, 5% up on the year before. Of this total, 76% went to the domestic market, 21% were sold by overseas subsidiaries and 3% went to direct exports.

Fourth-quarter steel sales totaled 1.4 million tonnes, 5% less than in 3Q13, due to sales seasonality. Of this total, 74% went to the domestic market, 23% were sold by overseas subsidiaries and 3% went to direct exports.

Domestic Sales Volume

Domestic steel sales totaled 4.7 million tonnes in 2013, 3% up on 2012 and a new record.

Fourth-quarter domestic sales came to 1.1 million tonnes, 9% less than in 3Q13, due to sales seasonality.

Foreign Sales Volume

Foreign steel sales amounted to 1.5 million tonnes in 2013, 10% more than in 2012. Of this total, the overseas subsidiaries sold 1.29 million tonnes, 755 thousand tonnes of which by SWT, 270 thousand tones by Lusosider and 269 thousand tonnes by CSN LLC. Direct exports came to 173 thousand tonnes.

Fourth-quarter foreign sales totaled 381 thousand tonnes, 8% up on 3Q13. Of this total, the overseas subsidiaries sold 330 thousand tonnes, 194 thousand tonnes of which by SWT, 70 thousand tones by Lusosider and 66 thousand tonnes by CSN LLC. Direct exports stood at 51 thousand tonnes.

Prices

Net revenue per tonne averaged R$1,983 in 2013, 9% higher than in 2012, and R$2,089 in 4Q13, 2% more than in 3Q13.

Net Revenue

In 2013, net revenue from steel operations reached the record figure of R$12,393 million, 15% more than the year before, due to the upturn in sales volume and higher prices.

Net revenue from steel operations totaled R$3,101 million in 4Q13, 3% down on 3Q13, essentially due to the reduction in sales volume.

10

Cost of Goods Sold (COGS)

Steel COGS totaled R$9,962 million in 2013, 12% up on 2012, chiefly due to higher sales volume and the upturn in production costs.

COGS reached R$2,447 million in 4Q13, 3% down on 3Q13, basically due to the decline in sales volume.

Adjusted EBITDA

In 2013, adjusted EBITDA from steel operations totaled R$2,454 million, 19% up on 2012, due to increased sales volume and higher prices, which pushed up the adjusted EBITDA margin by 1 p.p. to 20%.

Adjusted EBITDA from steel segment totaled R$635 million in 4Q13, 5% down on 3Q13, essentially due to the reduction in sales volume. The fourth-quarter adjusted EBITDA margin came to 21%, in line with the previous three months.

Production

The Presidente Vargas Steelworks (UPV) produced 4.5 million tonnes of crude steel in 2013, 8% less than in 2012, while consumption of slabs purchased from third parties totaled 613,000 tonnes. Production of rolled steel came to 4.6 million tonnes, 2% down on the year before.

In 4Q13, the Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel, 6% down on the previous quarter, while consumption of slab purchased from third parties came to 179,000 tonnes. Rolled steel output totaled 1.1 million tonnes, 1% less than in 3Q13.

Production (in thousand t)	3Q13	4Q13	Year		Change
			2012	2013	3Q13 x 4Q13	2012 x 2013
Crude Steel (P. Vargas Mill)	1,161	1,093	4,847	4,457	-6%	-8%
Purchased Slabs from Third Parties	152	179	137	613	18%	347%
Total Crude Steel	1,313	1,271	4,984	5,070	-3%	2%
Total Rolled Products	1,152	1,141	4,704	4,587	-1%	-2%

CSN concluded the construction of the long steel plant in Volta Redonda, with an annual production capacity of 500,000 tonnes.

Production Costs (Parent Company)

In 2013, the Presidente Vargas Steelworks’ total production costs came to R$6,962 million, R$435 million more than in 2012, R$364 million of which from raw materials and R$71 million from other manufacturing costs.

In the fourth quarter, the Presidente Vargas Steelworks’ total production costs came R$1,782 million, in line with the 3Q13 figure.

11

Mining

In 2013, the seaborne iron ore market was positively impacted by the strong upturn in Chinese steel production. The Chinese government’s measures to restore liquidity and stimulate infrastructure helped push up demand for steel throughout the second half. Annual iron ore imports increased by 11% over 2012, reaching 798 million tonnes. As a result, the seaborne iron ore market grew by 8% to 1.2 billion tonnes, a new record.

The Platts Fe62% CFR China index averaged US$135.19/dmt in 2013, 4% up on the previous year’s average.

Brazil, the world’s second biggest iron ore exporter, exported 330 million tonnes in 2013, 1% more than in 2012.

In the fourth quarter, the increase in Chinese steel prices, together with reduced iron ore stocks and expectations of a seasonal decline in supply, had a positive impact on iron ore prices. The Platts Fe62% CFR China index averaged US$134.60/dmt, 2% up on the 3Q13 average. The iron ore quality premium varied between US$2.30 and US$2.40/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$25.01/wmt, 7.4% higher than in 3Q13.

Iron ore sales

In 2013, sales of finished iron ore products totaled 25.7 million tonnes1, in line with the 2012 figure, 10.3 million tonnes of which sold by Namisa. Virtually all iron ore sold in 2013 was exported.

In 4Q13, iron ore sales amounted to 7.8 million tonnes1, 2% up on 3Q13. Of this total, 2.3 million tonnes were sold by Namisa1.

Iron ore volume for own consumption reached 5.7 million tonnes in 2013 and 1.4 million tonnes in 4Q13.

Iron ore shipped through Tecar came to 28.9 million tonnes in 2013, 7% up on the year before. In 4Q13, iron ore shipped through Tecar totaled 8.9 million tonnes, 8% more than in 3Q13 and a new record.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations came to R$5,297 million in 2013, 18% up on 2012 due to higher prices.

In the fourth quarter, net revenue from mining operations reached the record level of R$1.9 billion, 17% up on 3Q13, basically due to the upturn in sales volume and the gain on business interruption insurance claims received in 2013 regarding  a claim related to Tecar’s iron ore reclaimer and conveyor belts.

Cost of Goods Sold (COGS)

COGS totaled R$2,829 million in 2013, 15% up on 2012, chiefly fueled by the product mix.

Mining COGS came to R$946 million in 4Q13, 14% up on 3Q13.

Adjusted EBITDA

Annual adjusted EBITDA from mining operations totaled R$2,618 million, 21% up on the previous year, due to the factors mentioned above. The adjusted EBITDA margin came to 49%, 1.1 p.p. up year-on-year.

Adjusted EBITDA from mining operations amounted to R$1,022 million in 4Q13, 17% more than in the previous quarter, for the reasons mentioned above. The adjusted EBITDA margin came to 53%, in line with 3Q13.

12

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), the Brazilian railways transported 341 million tonnes of cargo in the first nine months of 2013, and the association estimates figures of 491 and 525 million tonnes for 2013 and 2014, respectively.

Port Logistics

According to ANTAQ (National Waterway Transport Agency), Brazil’s port installations handled around 246 million tonnes gross in 3Q13, 6% up  on the previous three months, giving a nine-month total of 682 million tonnes, 2% more than in 9M12.

Bulk solids totaled 156 million tonnes, 8% more than in 2Q13, giving 420 million tonnes in 9M13, a 2% year-on-year improvement.

Container handling came to 2.3 million TEUs1 in 3Q13, 4% higher than the previous quarter, giving a nine-month total of 6.4 million TEUs1, 5% more than in the same period the year before.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

Analysis of Results

Railway Logistics

Net revenue from railway logistics totaled R$1,074 million in 2013, COGS stood at R$708 million and adjusted EBITDA amounted to R$406 million, with an adjusted EBITDA margin of 38%.

In 4Q13, net revenue came to R$298 million, COGS stood at R$183 million and adjusted EBITDA totaled R$126 million, with a margin of 42%.

Port Logistics

In 2013 net revenue from port logistics amounted to R$195 million, 29% up on the previous year and a new record, essentially due to the 19% upturn in the number of containers handled, which reached 257,000 units, also a new record. COGS totaled R$97 million and adjusted EBITDA came to R$82 million, with an adjusted EBITDA margin of 42%.

In 4Q13, net revenue from port logistics totaled R$62 million, COGS stood at R$31 million and adjusted EBITDA reached R$25 million, with a margin of 40%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate domestic cement sales of 70.0 million tonnes in 2013, 2% up on the year before.

Analysis of Results

Revenue from cement sales totaled R$416 million in 2013, 7% up on 2012 and a new record, while sales volume increased by 4% to 2.0 million tonnes and COGS came to R$277 million. Adjusted EBITDA amounted to R$101 million, with an adjusted EBITDA margin of 24%, also Company records.

In 4Q13, cement sales came to 541,000 tonnes, generating net revenue of R$108 million, and COGS amounted to R$69 million. Adjusted EBITDA totaled R$30 million, with a margin of 28%, both Company records.

13

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 3.5% in 2013, led by the residential and commercial segments, with respective growth of 6.1% and 5.7%.

Analysis of Results

In 2013, net revenue from the energy segment amounted to R$212 million, COGS totaled R$161 million and adjusted EBITDA reached R$47.0 million, with an adjusted EBITDA margin of 22%.

In the fourth quarter, net revenue came to R$57 million, COGS totaled R$43 million and adjusted EBITDA was R$13 million, with a margin of 23%.

Capital Markets

CSN’s shares appreciated by 56% in 4Q13 and 34% in 2013, while the IBOVESPA fell by 2% and 15%, respectively, in the same periods. In 2013, the appreciation of CSN’s shares was the seventh highest among those stocks listed in the Ibovespa portfolio. Daily traded volume in CSN’s shares averaged R$74.6 million in 4Q13 and R$64.0 million in 2013.

On the NYSE, CSN’s ADRs appreciated by 49% in 4Q13 and 18% in 2013, while the Dow Jones gained 10% and 26%, respectively, in the same periods. Daily traded volume in CSN’s ADRs averaged US$36.3 million in 4Q13 and US$27.4 million in 2013.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	4Q13	2013
N# of shares	1,457,970,108	1,457,970,108
Market Capitalization
Closing price (R$/share)	14.38	14.38
Closing price (US$/share)	6.20	6.20
Market Capitalization (R$ million)	20,966	20,966
Market Capitalization (US$ million)	9,039	9,039
Total return including dividends and interest on equity
CSNA3 (%)	56%	34%
SID (%)	49%	18%
Ibovespa	-2%	-15%
Dow Jones	10%	26%
Volume
Average daily (thousand shares)	6,235	7,033
Average daily (R$ Thousand)	74,585	64,070
Average daily (thousand ADRs)	6,776	6,218
Average daily (US$ Thousand)	36,352	27,396
Source: Economática

14

Webcast – 4Q13 Earnings Presentation

Conference Call in Portuguese with Simultaneous Translation into English

Friday, February 28, 2014

11:00 a.m. – Brasília time

09:00 a.m. – US ET

Phone:

+1 (516) 300-1066

Conference ID: CSN
Webcast: www.csn.com.br/ri

CSN is a highly integrated company, with steel, mining, cement, logistics and energy businesses. The Company operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products, including coated and galvanized, as well as tin plate. Thanks to its integrated production system and exemplary management, CSN’s production costs are among the lowest in the global steel sector. CSN recorded consolidated net revenue of R$17.3 billion in 2013.

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses). Despite being an indicator used to measure the segments’ results, EBITDA is not a measure recognized by the Brazilian accounting practices or IFRS, with no standard definition and therefore cannot be used as comparison basis with similar indicators adopted by other companies.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation, or as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statements under ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

15

INCOME STAMEMENT
COSOLIDATED - Corporate Law (In thousand of reais)

	4Q12	3Q13	4Q13	2012	2013
Net Revenues	4,443,723	4,661,416	4,948,831	15,228,589	17,312,432
Domestic Market	2,856,225	2,834,069	3,038,173	10,458,813	11,247,075
Foreign Market	1,587,498	1,827,347	1,910,658	4,769,776	6,065,357
Cost of Goods Sold (COGS)	(3,314,887)	(3,259,211)	(3,291,696)	(11,258,667)	(12,422,706)
COGS, excluding depreciation	(3,018,181)	(2,993,362)	(3,027,795)	(10,195,717)	(11,354,550)
Depreciation allocated to COGS	(296,706)	(265,849)	(263,901)	(1,062,950)	(1,068,156)
Gross Profit	1,128,836	1,402,205	1,657,135	3,969,922	4,889,726
Gross Margin (%)	25%	30%	33%	26%	28%
Selling Expenses	(288,656)	(206,758)	(206,420)	(765,447)	(866,627)
General and Administrative Expenses	(100,659)	(101,568)	(141,012)	(453,178)	(467,664)
Depreciation allocated to SG&A	(5,759)	(6,327)	(7,209)	(22,783)	(25,674)
Other operation income (expense), net	(144,926)	(132,558)	(196,042)	(2,651,381)	(568,145)
Equity Result	97,853	208,458	(349,600)	641,436	158,138
Operational Income before Financial Results	686,689	1,163,452	756,852	718,569	3,119,754
Net Financial Results	(541,580)	(597,118)	(929,379)	(2,151,351)	(2,511,599)
Income before social contribution and income taxes	145,109	566,334	(172,527)	(1,432,782)	608,155
Income Tax and Social Contribution	171,028	(63,446)	(314,569)	952,208	(74,161)
Net Income	316,137	502,888	(487,096)	(480,574)	533,994

16

INCOME STAMEMENT
PARENT COMPANY - Corporate Law (In thousand of R$)

	4Q12	3Q13	4Q13	2012	2013
Net Revenues	2,900,511	3,730,830	4,057,303	10,640,617	13,929,433
Domestic Market	2,644,995	2,607,467	2,813,220	9,644,187	10,397,640
Foreign Market	255,516	1,123,363	1,244,083	996,430	3,531,793
Cost of Goods Sold (COGS)	(2,049,827)	(2,626,539)	(2,658,095)	(8,039,597)	(9,906,380)
COGS, excluding depreciation	(1,818,824)	(2,405,433)	(2,444,525)	(7,147,092)	(9,026,396)
Depreciation allocated to COGS	(231,003)	(221,106)	(213,570)	(892,505)	(879,984)
Gross Profit	850,684	1,104,291	1,399,208	2,601,020	4,023,053
Gross Margin (%)	29%	30%	34%	24%	29%
Selling Expenses	(85,719)	(125,159)	(135,797)	(314,510)	(497,129)
General and Administrative Expenses	(81,951)	(70,519)	(98,569)	(324,185)	(328,157)
Depreciation allocated to SG&A	(3,585)	(3,864)	(4,337)	(14,452)	(15,576)
Other operation income (expense), net	(84,206)	(142,994)	331,002	(1,688,194)	(29,468)
Equity Result	482,795	397,067	162,947	1,331,593	1,502,450
Operational Income before Financial Results	1,078,018	1,158,822	1,654,454	1,591,272	4,655,173
Net Financial Results	(695,735)	(724,391)	(1,434,010)	(3,033,404)	(3,938,379)
Income before social contribution and income taxes	382,283	434,431	220,444	(1,442,132)	716,794
Income Tax and Social Contribution	(50,444)	65,251	(732,896)	1,022,019	(207,769)
Net Income	331,839	499,682	(512,452)	(420,113)	509,025

17

BALANCE SHEET Corporate Law - In Thousand of R$
	Consolidated		Parent Company
	2012	2013	2012	2013
Current Assets	19,098,586	16,402,042	8,386,446	5,054,174
Cash and Cash Equivalents	11,891,821	9,995,672	2,995,757	206,624
Trade Accounts Receivable	2,661,417	2,522,465	2,032,431	1,992,704
Inventory	3,393,193	3,160,985	2,704,302	2,459,230
Other Current Assets	1,152,155	722,920	653,956	395,616
Non-Current Assets	34,184,683	34,000,497	38,539,088	43,635,002
Long-Term Assets	3,920,971	4,636,608	3,526,732	4,134,846
Investments	10,839,787	13,487,023	23,356,506	27,005,592
Property, Plant and Equipment	18,519,064	14,911,426	11,636,182	12,418,095
Intangible	904,861	965,440	19,668	76,469
TOTAL ASSETS	53,283,269	50,402,539	46,925,534	48,689,176
Current Liabilities	6,550,899	5,564,230	5,700,760	6,503,789
Payroll and Related Taxes	184,963	208,921	130,014	159,892
Suppliers	2,025,461	1,102,037	1,193,726	926,935
Taxes Payable	272,766	304,095	118,365	150,066
Loans and Financing	2,169,122	2,642,807	2,621,503	3,854,694
Others	1,582,040	972,851	1,383,179	1,138,956
Provision for Tax, Social Security, Labor and Civil Risks	316,547	333,519	253,973	273,246
Non-Current Liabilities	37,724,857	36,769,250	32,607,877	34,088,817
Loans, Financing and Debentures	27,135,582	25,103,623	21,518,489	21,394,660
Deferred Income Tax and Social Contribution	238,241	268,833	-	-
Others	9,009,049	10,061,571	8,927,096	10,173,732
Provision for Tax, Social Security, Labor and Civil Risks	371,697	479,664	344,951	438,114
Other Provisions	970,288	855,559	1,817,341	2,082,311
Shareholders' Equity	9,007,513	8,069,059	8,616,897	8,096,570
Capital	4,540,000	4,540,000	4,540,000	4,540,000
Capital Reserve	30	30	30	30
Earnings Reserves	3,690,543	2,839,568	3,690,543	2,839,568
Retained Earnings	-	-	-	-
Other Comprehensive Income	386,324	716,972	386,324	716,972
Non-Controlling Shareholders' Interests	390,616	(27,511)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	53,283,269	50,402,539	46,925,534	48,689,176

18

CASH FLOW STATEMENT CONSOLIDATED – Corporate Law – In Thousand of R$

	2012	4Q13	2013
Cash Flow from Operating Activities	2,528,973	796,843	2,198,079
Net income for the period	(420,113)	(512,065)	509,025
Non-Controlling Shareholders results	(60,461)	24,969	24,969
Foreign exchange and monetary variations, net	1,010,237	366,513	1,638,653
Provision for financial expenses	2,203,057	635,610	2,233,500
Depreciation, exhaustion and amortization	1,100,472	286,709	1,155,593
Write-off of permanent assets	9,759	4,855	31,660
Equity Result	(641,436)	349,600	(158,138)
Impairment of available for sale securities	2,022,793	-	5,002
Result from derivative financial instruments	13,739	5,898	25,597
Deferred income taxes and social contribution	(1,274,207)	(689,050)	(1,216,594)
Impairment	-	48,469	48,469
Gain on shared controll of Transnordestina	-	(473,899)	(473,899)
Impairment - railway I of Transnordestina	-	216,446	216,446
Provisions	245,025	74,600	106,973
Working Capital	(1,679,892)	458,188	(1,949,177)
Accounts Receivable	55,349	15,508	(225,028)
Trade Receivables – Related Parties	(318,080)	(62,795)	(62,795)
Inventory	164,755	238,445	259,301
Receivables from related parties	(4,393)	(22,000)	(54,931)
Suppliers	727,337	(69,684)	(841,157)
Taxes and Contributions	46,506	867,954	933,230
Interest Expenses	(2,486,447)	(604,799)	(2,381,154)
Judicial Deposits	32,595	(8,311)	5,821
Dividend received from common related parties	247,403	55,710	324,180
Others	(144,917)	48,160	93,356
Cash Flow from Investment Activities	(3,102,210)	(799,128)	(2,245,806)
Derivatives	65,931	93,673	426,328
Acquisition of Subsidiaries	(301,192)	-	-
Investments	(166,915)	(5,131)	(5,131)
Fixed Assets/Intangible	(2,737,840)	(740,519)	(2,490,204)
Cash and Cash Equivalents – Shared control of TLSA		(146,475)	(146,475)
Cash from Acquisition of Subsidiaries	14,880	-	-
Financial Investments	22,926	(676)	(30,324)
Cash Flow from Financing Companies	(855,779)	(1,469,579)	(1,881,419)
Issuances	3,520,263	468,406	1,697,363
Amortizations	(2,429,046)	(1,434,218)	(1,923,703)
Amortization - Acquisition of Subsidiaries	(803,456)
Dividends/Interest on equity	(1,199,734)	(503,767)	(1,660,503)
Payment of Capital - Non-Controlling Shareholders	56,194		5,424
Foreign Exchange Variation on Cash and Cash Equivalents	(119,853)	320,661	32,997
Free Cash Flow	(1,548,869)	(1,151,203)	(1,896,149)

19

SALES VOLUME AND NET REVENUE PER UNIT (STEEL) CONSOLIDATED

SALES VOLUME (thousand tonnes)
	4Q12	3Q13	4Q13	2012	2013
DOMESTIC MARKET	1,163	1,177	1,067	4,495	4,650
Slabs	2	3	-	2	11
Hot Rolled	554	522	480	2,111	2,106
Cold Rolled	199	204	168	832	799
Galvanized	286	320	298	1,105	1,248
Tin Plate	122	129	121	445	486
FOREIGN MARKET	342	354	381	1,334	1,467
Slabs	-	-	-	-	-
Hot Rolled	2	2	4	17	20
Cold Rolled	14	17	15	52	66
Galvanized	103	117	121	413	468
Tin Plate	35	38	48	129	159
Steel Profiles	188	180	194	724	754
TOTAL MARKET	1,505	1,531	1,448	5,829	6,117
Slabs	2	3	-	2	11
Hot Rolled	556	524	484	2,128	2,126
Cold Rolled	213	221	183	884	865
Galvanized	389	437	419	1,518	1,716
Tin Plate	157	167	169	574	645
Steel Profiles	188	180	194	724	754

PARENT COMPANY

SALES VOLUME (thousand tonnes)
	4Q12	3Q13	4Q13	2012	2013
DOMESTIC MARKET	1,176	1,183	1,081	4,528	4,693
Slabs	2	3	0	2	11
Hot Rolled	565	518	488	2,129	2,118
Cold Rolled	203	207	169	841	801
Galvanized	284	324	302	1,110	1,264
Tin Plate	123	131	123	447	498
FOREIGN MARKET	38	41	51	145	174
Slabs	-	-	-	-	-
Hot Rolled	1	-	-	1	1
Cold Rolled	-	-	0	0	0
Galvanized	2	3	3	15	14
Tin Plate	35	38	48	128	159
TOTAL MARKET	1,214	1,225	1,133	4,673	4,866
Slabs	2	3	0	2	11
Hot Rolled	566	518	488	2,130	2,119
Cold Rolled	203	207	169	841	802
Galvanized	286	328	304	1,125	1,278
Tin Plate	158	169	171	575	657

CONSOLIDATED NET REVENUE PER UNIT (R$/ton)

	4Q12	3Q13	4Q13	2012	2013
TOTAL MARKET	1,849	2,043	2,089	1,821	1,983

20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 28, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.